UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-35324

BAO Voluntary Savings Plan

(Exact name of registrant as specified in its charter)

c/o The Boeing Company

100 N. Riverside Plaza, Chicago, IL 60606-1596         312-544-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the BAO Voluntary Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None.

Effective November 2, 2009, the BAO Voluntary Savings Plan (the “Plan”) was merged into The Boeing Company Voluntary Investment Plan. As a result, the interests in the Plan, which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934 The Boeing Company Voluntary Investment Plan, Successor to the BAO Voluntary Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

The Boeing Company Voluntary Investment Plan, Successor to the BAO Voluntary Savings Plan

Date:	JANUARY 29, 2010	By:	/s/ MARIANNE CULVER
		Name:	MARIANNE CULVER
		Title:	ASSISTANT SECRETARY

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.